September 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

Re:	Beneficient
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2023
File No. 333-273328

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 31, 2023. In connection with this letter, a second amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

We engage in related party transactions, which may result in conflicts of interest involving our senior management, page 58

1.

We note your response to our prior comment 8 and reissue. Please add a separately captioned risk factor to specifically address any payments or other interests held by your CEO, Brad Heppner, directly or as a beneficial owner/beneficiary, whether held through trusts, or other holdings. The disclosure should address both material holdings and aggregate holdings that:

•	have an ownership interest in Beneficient; or

•	have provided credit or funds that have a priority interest in Beneficient or its component parts, or in the event of bankruptcy, compared to the common shareholders.

Please further discuss the conflict of interest that could arise from a conflict between Mr. Heppner’s financial interests and those of Beneficient’s shareholders.

Response: The Company acknowledges the Staff’s comment and has included a separately captioned risk factor in accordance with the Staff’s comment on pages 58-61 of Amendment No. 2.

2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance September 25, 2023 Page 2

Substantial future sales of shares of Class A common stock could cause the market price of our shares of Class A common stock to decline, page 60

2.

We note your response to our prior comment 11 and reissue in part. Please disclose the maximum number of your Class A common shares that can be issued under the equity line agreement and describe the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62-63 of Amendment No. 2 accordingly.

Payments to our Chief Executive Officer, page 216

3.

We note your response to our prior comment 3 and reissue in part. We further note the table beginning on page 217. For each item in the table, please include in a separate column the total dollar amount paid to or for the benefit of Mr. Heppner or his affiliates. Consider adding a similar table to the related party transactions section or reorganizing that section to group Mr. Heppner’s related party transactions in a similar way.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 219–229 of Amendment No. 2 accordingly. We note for the Staff that the Company has included financial information in respect of related party transactions in the table through June 30, 2023, the Company’s last balance sheet date. Additionally, we respectfully advise the Staff that, other than the amount of additional interest that has accrued to principal pursuant to the terms of the HCLP Loan Agreement since June 30, 2023, the Company has advised us that there are no additional related party transactions in excess of $120,000 for the period beginning June 30, 2023 through the date hereof.

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U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance September 25, 2023 Page 3

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

Logan Weissler, Esq., Haynes and Boone, LLP

Alexa Cooper, Esq., Haynes and Boone, LLP